Putnam Low Volatility Equity Fund

Item 77H(a)

On June 28, 2013, Southeast Georgia Hospital Systems purchased 992,690 shares of Putnam Low Volatility Fund, which represented 53.4% of the total shares outstanding of the fund on that date. As of July 31, 2013, these same holdings represented 34.2% of the total shares outstanding of the fund. As of January 31, 2014 and July 31, 2014, Southeast Georgia Hospital Systems owned 890,534 and 722,041 shares, respectively, representing 30.4% and 29.2%, respectively, of the total shares outstanding of the fund.